

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02025463

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12-21-2001
1-01136

March 4, 2002

Act 1934
Section 14A-8
Rule
Public Availability 3/4/2002

Sandra Leung
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 2001

Dear Ms. Leung:

This is in response to your letters dated December 21, 2001 and February 1, 2002 concerning the shareholder proposal submitted to Bristol-Myers by Chris Rossi. We have also received letters on the proponent's behalf dated January 7, 2002 and February 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 94515



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260
E-mail: sandra.leung@bms.com

Sandra Leung
Corporate Secretary

December 21, 2001

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. John Chevedden, on behalf of Chris Rossi Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Bristol-Myers Squibb Company ("BMS" or the "Company") to omit from its proxy statement and form of proxy for Bristol-Myers' 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") received from John Chevedden ("Chevedden" or "Proponent") on behalf of Chris Rossi, custodian for Victor Rossi. The Proposal requests that Bristol-Myers' Board of Directors: (1) seek shareholder approval prior to adopting any poison pill; and (2) redeem or terminate any poison pill now in effect unless it is approved by a shareholder vote at the next shareholder meeting. The Proposal and Supporting Statement are attached hereto as Exhibit I.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Chevedden, informing him of the Company's intention to exclude the Proposal from the 2002 Proxy Materials. Bristol-Myers intends to file its definitive 2002 Proxy Materials with the SEC on March 18, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal and the Supporting Statement may be excluded on the basis set forth below.

We believe that the Proposal may properly be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains false and misleading statements, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive use of their time and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded.

While we strongly believe that the Proposal should be excluded on the foregoing basis, if the Staff were to depart from its statement in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in Bristol-Myers' 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. BASES FOR EXCLUSION

A. The Proposal May Be Excluded In Its Entirety Under Rule 14a-8(i)(3) Because The Proposal Is False And Misleading In Violation of Proxy Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section III below, the sheer number of statements that must be omitted or substantially revised renders the proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal.

B. The Proposal Contains Many Statements That Are False And Misleading In Violation Of Proxy Rule 14a-9; Those Statements Must Be Deleted Under Rule 14a-8(i)(3).

In the alternative, if the Staff is unable to concur with our conclusion that the proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request the Staff recommend exclusion of those statements, as discussed in Section II below.

II. STATEMENTS THAT ARE FALSE AND/OR MISLEADING

A. The Statement That "Pills Adversely Affect Shareholder Value" Is False And Misleading.

The Proposal states "[p]ills adversely affect shareholder value" (Paragraph 4). It purports to provide support for its statement by citing "*Power and Accountability* Nell Minow and Robert Monks" found at www.thecorporatelibrary.com/power. Upon review of the section of both the electronic and hard-cover versions of the book regarding poison pills (pages 49-52), it is apparent that the source does not support the Proposal's statement that "pills adversely affect shareholder value." In fact, it declares that "[t]he evidence to date on the value of pills has been inconclusive." *See* NELL MINOW & ROBERT A.G. MONKS, POWER AND ACCOUNTABILITY, 52 (Harper Collins Publishers, Inc. 1991); Chapter Two, "1,000 Poison Pills." Further, the source states that "[s]ome [studies] have suggested that adoption of a pill increases share value; some say the opposite." *Id.* Chevedden's citation of this source as support for his statement is blatantly false and misleading and violates Rule 14a-9. This statement must be deleted.

B. The Proponents Fail To Adequately Support Statements Alleging "Negative Effects Of Poison Pills On Shareholder Value."

The Proposal fails to support its statement alleging "negative effects of poison pills on shareholder value" (Paragraph 3).

1. The Proposal claims to support this statement by referring shareholders to the Council of Institutional Investors ("Council") website at www.cii.org. This reference is vague and misleading in at least three ways. First, the reference is to an entire website. In this instance, shareholders who visit the site are unable to determine which of the many pages on the site might support the Proposal's statement. The site does not contain a "search" function that might make shareholder access easier. Second, our search of this website finds nothing to support the statement that poison pills negatively affect shareholder value. We find references only to the Council's opinion that shareholders should have the right to vote on pills. Stating that this website supports the opinion that pills negatively affect shareholder value is false and misleading. Finally, the reference is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false

and/or misleading statements could be incorporated into the website once the proxy materials are mailed to shareholders.

The Commission has previously found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements. *See, e.g.,* SLB 14 (July 13, 2001) (stating that inclusion of a website would not violate the provision allowing only 500 words, but may be omitted on the basis of reference to false or misleading statements); *AMR Corporation* (avail. April 3, 2001) (deleting the same website address included in this Proposal); *The Emerging Germany Fund, Inc.* (avail. December 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). Because the reference to this website is vague in that it does not refer to a specific page within the site, the website does not support the proposition for which it is cited, and false or misleading statements could be incorporated into the website at any time, it is appropriate to exclude the website reference and the statement alleging "negative effects of poison pills on shareholder value."

2. The Proposal also claims to support its statement with a reference to the website address www.cii.org/ciicentral/policies.htm. In internet searches on November 29, 30 and December 20, 2001, we were unable to locate this address and believe that it does not currently exist. The inclusion of a non-existent source for support is inherently materially false and misleading, and must be deleted. If the web page does exist, we believe it must be deleted for the reasons set forth in (1), above.

3. The Proposal's final citation of support for this statement is the false statement that POWER AND ACCOUNTABILITY agrees with Chevedden's opinion. *See* Section II. A. above.

4. Because the citation to POWER AND ACCOUNTABILITY does not support the Proposal's statement and the citations to the Council's websites are properly excluded on several grounds, the heading "Negative Effects of Poison Pills on Shareholder Value" should be deleted as lacking support. After exclusion of the other references as outlined in (1)-(3) above, the remaining reference in that section of the Proposal, *The Effect of Poison Pills on the Wealth of Target Shareholders*, supports only the statement that an Office of the Chief Economist study found that the negative effects of poison pills

outweigh their benefits. This does not support the proposition in that section's heading that "shareholder value" is in any way affected, and that the heading should be omitted or revised to reflect the substance of the statement.

C. The Proponents Fail To Substantiate The Statement That "Many Institutional Investors Believe Poison Pills Should Be Voted On By The Shareholders."

The statement that "many institutional investors believe poison pills should be voted on by shareholders" (Paragraph 6) is wholly unsubstantiated. The Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presentation of a statement of "many" institutional investors as factual may lead shareholders to place undue reliance on an unsupported statement, thereby materially misleading them. In *Boeing Company* (avail. February 7, 2001), the Staff required deletion of a similar statement made by Chevedden, and required the identification of another unidentified party referred to in another statement. That proposal stated "Many institutional investors believe that such trustees vote according to management's position" and "Meanwhile management at the highest level of the company has stepped backwards according to the standards of many institutional investors." Boeing argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the deletion of the former statement and the inclusion of authority to specifically identify the institutional investors referenced in the latter statement. Accordingly, the statement that "many institutional investors believe poison pills should be voted on by shareholders" should be omitted, or the Proponent should identify, with supporting documentation, the supposed "many" institutional investors to which it refers. *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal). Alternately, the Proponent should revise this statement to reflect that it is his opinion that poison pills should be voted on by shareholders. *See Halliburton Co.* (avail. January 30, 2001) (requiring proponent to recast a portion of the supporting statement as the proponent's opinion).

D. The Statement In The Proposal That "This Proposal Has Significant Institutional Support" Is False And Misleading.

The statement that "this proposal topic has significant institutional support" (Paragraph 7) is misleading in three ways.

1. This statement may lead shareholders to assume that this particular proposal has significant support, with no factual support presented.

2. The statement is unsupported. The Proposal professes to substantiate "significant institutional support" by saying that "26 major companies" averaged a "57% yes-vote" on similar proposals in 2000. This statement is offered as a "fact" by Chevedden, but no citation is provided to an authoritative source to support it. The Proposal should cite a source for those statistics or omit them altogether. *See Boeing Company* (avail. February 7, 2001); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000).

3. As was required in *Boeing Company* (avail. February 7, 2001) and *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (detailed in Section II. C., above), the statement should identify the source of the "significant institutional support" or be omitted.

E. The Proposal Fails To Substantiate The Statements In The Section Entitled "Shareholder Vote Precedent Set By Other Companies."

The section of the Proposal entitled "Shareholder Vote Precedent Set by Other Companies" (Paragraph 10) is another example of uncorroborated opinion presented as a statement of fact, thereby misleading shareholders. In this section, Chevedden claims that "various companies" have embraced the terms of this Proposal. Yet again, there is no support for this statement; no examples of this supposed "precedent" are cited. As discussed above in Sections II. C. and D., the Staff has previously required the identity of such "other companies." *See Boeing Company* (avail. February 7, 2001); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal).

F. The Proposal Contains Unsubstantiated Statements That, When Taken As A Whole, Are False And Misleading.

The Proposal places strong emphasis on the opinion of institutional investors. ("Institutional investor support is high-caliber support" is stated twice in the Proposal (Paragraphs 7-8).) The Proposal indicates that institutional investors have "a specialized staff and resources," unlimited time, and an "independent perspective" (Paragraph 8). Once again, Chevedden has made a statement of fact that is completely lacking in substantiation. Also, the statement that institutional investors have an "independent perspective" implies that the Company's Board of Directors does not exercise independent judgment. This would be an indirect impugning of the board's integrity without factual support, impermissible under Rule 14a-9. *See* Rule 14a-9, Note (b). These reasons, coupled with the presentation of reputed opinion of unidentified institutional investors as fact (*see* Sections II. C. and D. above), create an overwhelmingly misleading tone. The section of the Proposal that begins with "Institutional Investor Support for Shareholder Vote" and ends with "study the issues involved in this proposal topic" (Paragraphs 6-8) should, therefore, be deleted in its entirety.

G. The Proposal References Other Sources That May Contain False And Misleading Information.

In the one instance in which Chevedden attempts to substantiate his claim of support for his proposal at other companies ("68% Vote at a Major Company"— Paragraph 9), he cites www.thecorporatelibrary.com. We object to the reference to this website on the basis that third-party website content cannot be controlled and may incorporate false or misleading information at any time (*see* III. B.(1)-(2) above). *See, e.g., AMR Corporation* (avail. April 3, 2001); *The Emerging Germany Fund, Inc.* (avail. December 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). *See also* SLB 14 (stating that a referencing a website does not violate the 500-word limitation, but the reference could be excluded if it refers readers to false or misleading information). Here, Chevedden does not control the content of the third-party website, and he cannot represent that false or misleading information would not be incorporated into the website after the proxy statement is mailed.

H. The Proposal Contains Personal Opinions Not Identified As Such.

The Proposal presents the opinion of Chevedden as though it were factual when it states "A poison pill can insulate management at the expense of shareholders" (Paragraph 6). Presentation of an opinion in factual form is blatantly misleading and impermissible under Rule 14a-9. At a minimum, this statement should be revised to label it as an opinion statement. *See, e.g., Watts Industries, Inc.* (avail. July 10, 1998) (requiring the Proponent to label two sections of the supporting statement as his "opinion").

III. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THIS SHAREHOLDER PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, the Staff has had a practice of permitting proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary to exclude the Proposal in its entirety.

If the statements outlined in Section II above are omitted or revised, only four of the eleven paragraphs in the original proposal would remain intact. We submit that it is appropriate to delete or revise in their entirety four paragraphs, and to delete or revise portions of three others. The elimination or revision of over 50% of the words contained in the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for the exclusion of a proposal as materially false or misleading.

When the portions of the Proposal that we believe must be omitted or revised because they are false or misleading are removed, the remainder of the Proposal is misleading. What remains is Chevedden's "opinion" (unlabeled as such) that shareholders should be entitled to substitute their judgment for that of the Board on the issue of poison pills. According to the Staff in *Watts Industries, Inc.* (avail. July 10, 1998), proponents may be required to clearly label opinion statements as such. When the remainder of the Proposal that has not already been omitted or revised is labeled "opinion," the Proposal **in its entirety** would have been revised. Accordingly, we request the Staff's concurrence that the entire proposal may be omitted.

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Bristol-Myers excludes the Proposal of Chris Rossi in its 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 546-4260 if we can be of any further assistance in this matter.

Sincerely,



Sandra Leung

Attachments

cc: John Chevedden
Chris Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

November 5, 2001

FX: 212/605-9667
FX: 212/546-4020
PH: 212/546-4000

Mr. Peter Dolan
Chairman, President, CEO
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Mr. Dolan and Directors of Bristol-Myers Squibb Company,

This is an update of the rule 14a-8 proposal submitted recently. This update is submitted according to the earlier shareholder authorization.

This update of the earlier Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,



John Chevedden on behalf of
Chris Rossi
Custodian for Victor Rossi
Record Holder
Bristol-Myers Squibb Company

cc:
Chris Rossi

Sandra Leung
Secretary
FX: 212/605-9622

Nov. 5, 2001 Update

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 212/605-9667
FX: 212/546-4020
PH: 212/546-4000

Mr. Peter Dolan
Chairman, President, CEO
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Mr. Dolan and Directors of Bristol-Myers Squibb Company,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,



Chris Rossi
Custodian for Victor Rossi
Record Holder
Bristol-Myers Squibb Company



Date



cc:
Sandra Leung
Secretary
FX: 212/605-9622

4 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

In respectful response to the company No Action Request that the company had no obligation to submit. It is believed that the company has the burden of proof according to rule 14a-8.

1) (Fallacy) A corporate governance book can have only one conclusion:
The company appears to claim that a corporate governance book can have only one conclusion.
2) (Fallacy) Our investors are sheep:
The company apparently does not explain how it became know to the company that investors are unable to determine which website text supports a particular proposal topic.
3) The company does not supply any facts to suggest that the Council of Institutional Investors has a particular tendency to error or bias.
4) (Fallacy) Proposal text references cannot have any links to other references that could potentially make an error:
Consistent with the company reasoning process it appears that it would be risky to attribute a respected business publication in any proposal text. Reason, if an investor went to that publication there is no way to guarantee the publication is free of error and will continue to be free of error.
5) If an investor accessed a respected business publication on the internet, it is possible that other publications may be accessible at the same website and that these other publications may not be free of error.
6) It seems, that consistent with the company reasoning process, that the mere mention of website or hard-copy attribution in a proposal can lead to many slippery slopes since numerous hard-copy publications are sometimes available on one website.
7) The company cites no case after SLB 14 that supports its claim on a website.
8) (Fallacy) When a quality attributed to one party, it is conclusive that the same quality is lacking in another party:
The company apparently claims that if proposal text states that institutional investors have a certain quality, it is conclusive that the investor implies that the directors lack this very quality.

9) (Fallacy) Argument by subjectivity:
The company item F concludes with a complaint on "tone" – a subjective word.
10) Circular reasoning:
The company claims that various opinions, that it does not identify, are not identified

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: BMY
Chris Rossi



Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260
E-mail: sandra.leung@bms.com

Sandra Leung
Corporate Secretary

February 1, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Response of John Chevedden to Bristol-Myers Squibb Company's Request for No-Action*

Dear Ladies and Gentlemen:

On behalf of Bristol-Myers Squibb Company (the "Company"), this letter replies to Mr. John Chevedden's letter of January 7, 2002 (the "Response Letter"), which was written in response to our letter of December 21, 2001 in which we requested that the Staff of the Securities Exchange Commission (the "Staff") take no action if we omitted Mr. Chevedden's stockholder proposal from our proxy materials (the "Exclusion Letter"). A copy of the Response Letter is attached to this letter as Exhibit A. We continue to believe, for the reasons set forth in the Exclusion Letter, that the Proposal may properly be omitted under Rule 14a-8. However, the Response Letter makes certain arguments with respect to the inclusion of website addresses in shareholder proposals that require this response.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibit is being mailed on this date to Mr. Chevedden.

The Staff Legal Bulletin No. 14 published on July 13, 2001 indicates that the inclusion of website addresses in shareholder proposals is permitted, providing that those websites do not lead to the inclusion of false or misleading information. By their very nature, websites that are written and maintained by persons other than the shareholder proponent ("third party websites") create an unacceptable risk that false or misleading information will be provided to shareholders. When a proponent does not create or maintain a website, it is difficult for him or her to verify the accuracy or authenticity of the contents. Moreover, the contents of a website can change at any time. A proponent has control over his or her own website but not that of a third party. Even if such a website does not contain false or misleading information when it is first referred to in a shareholder proposal, during the period between its inclusion in the proxy statement and the annual meeting—the period in which shareholders may seek to review it—false or misleading information could be introduced. Since a proponent cannot ensure that the contents of a third party website are not, or will not become, false and misleading, the Staff should not permit inclusion of third party websites in shareholder proposals.

Our concerns with respect to third party websites are illustrated by reference to a third party website in Mr. Chevedden's proposal. This website, www.cii.org/ciicentral/policies.htm, no longer exists, even though it may have when Mr. Chevedden included it in his proposal. As noted above, Mr. Chevedden cannot exert control over the existence or the contents of a third party website. While in this case the site no longer exists, it could have been the repository of false and misleading information. Because he cannot exercise control over third party websites, he cannot ensure that the websites will not contain false or misleading information.

Moreover, another third party website cited by Mr. Chevedden includes a "Legal Disclaimer," reproduced in its entirety below, which demonstrates that even the author of the website does not guarantee the authenticity or veracity of its contents.

> The information included on the Council of Institutional Investors' Shareowner Initiatives web page is believed to be reliable but cannot be warranted or guaranteed as to accuracy, completeness, timeliness or in any other way. Information is presented as reported and/or submitted by the sponsor(s) of the initiative(s). The Council of Institutional Investors shall not be liable for any errors in content or for any actions taken in reliance thereon. I have read and understand this Legal Disclaimer. (Click above to proceed to Shareowner Initiatives). http://app.cii.org/.

Mr. Chevedden states that, according to the Bristol-Myers Squibb Company's position, an investor would not be permitted to cite hard copies of respected business publications as support for his or her proposal because that publication may also be available on the Internet. We respectfully disagree with Mr. Chevedden's characterization of our position. He fails to recognize the difference between a hard-copy publication that, by its very nature, cannot be changed after its publication and a third party website that can change frequently. As noted above, we are particularly concerned about the period between inclusion of a website in a proposal and the annual meeting. If a third party changes the contents of its website, false and misleading information could be introduced or the website could be removed, as occurred with one of the websites included in Mr. Chevedden's proposal.

We would be able to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to contact me at (212) 546-4260 if I can be of any further assistance.

Sincerely,



Sandra Leung

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

In respectful response to the company No Action Request that the company had no obligation to submit. It is believed that the company has the burden of proof according to rule 14a-8.

1) (Fallacy) A corporate governance book can have only one conclusion:
The company appears to claim that a corporate governance book can have only one conclusion.
2) (Fallacy) Our investors are sheep:
The company apparently does not explain how it became know to the company that investors are unable to determine which website text supports a particular proposal topic.
3) The company does not supply any facts to suggest that the Council of Institutional Investors has a particular tendency to error or bias.
4) (Fallacy) Proposal text references cannot have any links to other references that could potentially make an error:
Consistent with the company reasoning process it appears that it would be risky to attribute a respected business publication in any proposal text. Reason, if an investor went to that publication there is no way to guarantee the publication is free of error and will continue to be free of error.
5) If an investor accessed a respected business publication on the internet, it is possible that other publications may be accessible at the same website and that these other publications may not be free of error.
6) It seems, that consistent with the company reasoning process, that the mere mention of website or hard-copy attribution in a proposal can lead to many slippery slopes since numerous hard-copy publications are sometimes available on one website.
7) The company cites no case after SLB 14 that supports its claim on a website.
8) (Fallacy) When a quality attributed to one party, it is conclusive that the same quality is lacking in another party:
The company apparently claims that if proposal text states that institutional investors have a certain quality, it is conclusive that the investor implies that the directors lack this very quality.

9) (Fallacy) Argument by subjectivity:
The company item F concludes with a complaint on "tone" – a subjective word.
10) Circular reasoning:
The company claims that various opinions, that it does not identify, are not identified

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: BMY
Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Response to the company February 1, 2002 letter

Bristol-Myers Squibb Company (BMY)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This responds to the company February 1, 2002 letter.
It is believed that the company must meet the burden of proof under rule 14a-8.

A) The company refers to website references.
B) Companies are increasingly referencing websites, that companies do not control, in company proxy opposition statements.
C) Companies present these websites as independent attribution for the company stand.

D) The company frequently includes disclaimers when the company releases information to the public.
E) As an analogy to the company disclaimer issue, it is not believed that the company consistently claims that company information, released with a disclaimer, must be excluded from public release.
F) The company does not claim that it never issued a correction on a hard-copy release of information.
G)This has an analogy to a website edit.

The following points from the January 7, 2002 letter to the Commission may be additional weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

1) (Fallacy) A corporate governance book can have only one conclusion:
The company appears to claim that a corporate governance book can have only one conclusion.
2) (Fallacy) Our investors are sheep:

The company apparently does not explain how it became know to the company that investors are unable to determine which website text supports a particular proposal topic.
3) The company does not supply any facts to suggest that the Council of Institutional Investors has a particular tendency to error or bias.

4) (Fallacy) Proposal text references cannot have any links to other references that could potentially make an error:
Consistent with the company reasoning process it appears that it would be risky to attribute a respected business publication in any proposal text. Reason, if an investor went to that publication there is no way to guarantee the publication is free of error and will continue to be free of error.
5) If an investor accessed a respected business publication on the internet, it is possible that other publications may be accessible at the same website and that these other publications may not be free of error.
6) It seems, that consistent with the company reasoning process, that the mere mention of website or hard-copy attribution in a proposal can lead to many slippery slopes since numerous hard-copy publications are sometimes availableon one website.

7) The company cites no case after SLB 14 that supports its claim on a website.
8) (Fallacy) When a quality is attributed to one party, it is conclusive that the same quality is lackingin another party:
8A) The company apparently claims that if proposal text states that institutional investors have a certain quality, it is conclusive that the directors lack this very quality.
9) (Fallacy) Argument by subjectivity:
The company item F concludes with a complaint on "tone" – a subjective word.
10) Circular reasoning:
The company claims that various opinions, that it does not identify, are not identified.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
cc: BMY
Chris Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 2001

The proposal requests that all previously issued poison pills be redeemed unless approved by shareholder vote at the next most practicable shareholder meeting.

We are unable to concur with your view that Bristol-Myers can exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "Pills adversely affect . . ." and ends " . . . www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;
- revise the reference to "(www.cii.org/ciicentral/policies.htm)" to provide an accurate citation to a specific source;
- delete "& www.cii.org";
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;
- recast the statement that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;
- specifically identify the institutional investor support the proponent refers to in the two paragraphs following the heading "Institution Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," institutional investor support" and institutional investors" in that heading and those two paragraphs;
- provide a citation to a specific source for the sentence that begins "Shareholder right to vote . . ." and ends ". . . on yes-no votes)" or delete the sentence;

- specifically identify the various companies referred to in the sentence following the heading "Shareholder Vote Precedent Set by Other Companies," and provide factual support in the form of a citation to a specific source or delete the heading and the both sentences following it; and
- delete the discussion that begins "The Corporate Library . . ." and ends " . . . this URL page:"

Accordingly, unless the proponent provides Bristol-Myers with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bristol-Myers omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Keir D. Gumbs
Special Counsel